THE MAINSTAY FUNDS

51 Madison Avenue

New York, NY 10010

May 13, 2016

VIA EDGAR

Mr. Jason Fox

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The MainStay Funds (“Registrant”) Form N-CSR Filing
(File Nos. 033-02610 / 811-04550)

Dear Mr. Fox:

This letter responds to comments you provided telephonically on April 25, 2016 regarding the Annual Reports to Shareholders for the various series of the Registrant (“Funds”) filed with the Commission on January 8, 2016 on Form N-CSR.

Your comments and the Registrant’s responses are provided below.

Comment 1:  You asked us to indicate if any of the Funds engaged in Rule 17a-7 transactions during the period covered by the Annual Reports to Shareholders.

Response:  During the period covered by the Annual Reports to Shareholders, the High Yield Corporate Bond Fund was the only Fund to engage in Rule 17a-7 transactions. Please see Note 8 to this Fund’s financials.

Comment 2:  For Funds that invest in payment-in-kind bonds, you asked that we discuss both the cash and the payment-in-kind rates in an appropriate footnote to the financial tables.

Response:  Going forward, we will include the requested information in a footnote to our financial tables.

Comment 3:  For the High Yield Corporate Bond Fund, you asked if we have made any adjustments in value to the bonds issued by Valeant Pharmaceuticals International, Inc.

Response:  We have not fair valued any of the Valeant Pharmaceuticals International, Inc. bonds. These bonds continue to be priced daily through our pricing service.

If you have any questions or comments in connection with the foregoing, please contact the undersigned at 201-685-6221.

Very truly yours,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert Jr.

Assistant Secretary